UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Learning Tree International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

522015106

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 522015106	Page 2 of 19 Pages

1.	Names of reporting persons. Mill Road Capital II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 831,771
	8.	Shared voting power 483,778 (1)
	9.	Sole dispositive power 831,771
	10.	Shared dispositive power 483,778 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) PN

(1)	Represents or includes an aggregate of 483,778 shares directly held by the Lane Five Fund (as defined below) that the Mill Road Fund II (as defined below) may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement, as modified by the Novation Agreement (each, as defined below). Except to the extent that such Mill Road Fund II may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Mill Road Fund II that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 3 of 19 Pages

1.	Names of reporting persons Mill Road Capital II GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 831,771
	8.	Shared voting power 483,778 (1)
	9.	Sole dispositive power 831,771
	10.	Shared dispositive power 483,778 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) HC; OO

(1)	Represents or includes an aggregate of 483,778 shares directly held by the Lane Five Fund (as defined below) that the Mill Road Fund II GP (as defined below) may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement, as modified by the Novation Agreement (each as defined below). Except to the extent that such Mill Road Fund II GP may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Mill Road Fund II GP that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 4 of 19 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,315,549 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,315,549 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) HC; IN

(1)	Includes an aggregate of 483,778 shares directly held by the Lane Five Fund (as defined below) that Mr. Lynch may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement, as modified by the Novation Agreement (each, as defined below). Except to the extent that Mr. Lynch may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Lynch that he is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 5 of 19 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,315,549 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,315,549 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) HC; IN

(1)	Includes an aggregate of 483,778 shares directly held by the Lane Five Fund (as defined below) that Mr. Scharfman may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement, as modified by the Novation Agreement (each, as defined below). Except to the extent that Mr. Scharfman may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Scharfman that he is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 6 of 19 Pages

1.	Names of reporting persons. Lane Five Partners LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 483,778
	8.	Shared voting power 831,771 (1)
	9.	Sole dispositive power 483,778
	10.	Shared dispositive power 831,771 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) PN

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund II (as defined below) that the Lane Five Fund (as defined below) may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement, as modified by the Novation Agreement (each, as defined below). Except to the extent that such Lane Five Fund may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Fund that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 7 of 19 Pages

1.	Names of reporting persons Lane Five Partners GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 483,778
	8.	Shared voting power 831,771 (1)
	9.	Sole dispositive power 483,778
	10.	Shared dispositive power 831,771 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) HC; OO

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund II (as defined below) that the Lane Five Fund GP (as defined below) may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement, as modified by the Novation Agreement (each, as defined below). Except to the extent that such Lane Five Fund GP may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Fund GP that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 8 of 19 Pages

1.	Names of reporting persons. Lane Five Capital Management LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 483,778
	8.	Shared voting power 831,771 (1)
	9.	Sole dispositive power 483,778
	10.	Shared dispositive power 831,771 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) PN; IA

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund II (as defined below) that the Lane Five Advisor (as defined below) may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement, as modified by the Novation Agreement (each, as defined below). Except to the extent that such Lane Five Advisor may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Advisor that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 9 of 19 Pages

1.	Names of reporting persons. Lane Five Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 483,778
	8.	Shared voting power 831,771 (1)
	9.	Sole dispositive power 483,778
	10.	Shared dispositive power 831,771 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) HC; OO

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund II (as defined below) that the Lane Five Advisor GP (as defined below) may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement, as modified by the Novation Agreement (each, as defined below). Except to the extent that such Lane Five Advisor GP may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Advisor GP that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 10 of 19 Pages

1.	Names of reporting persons. Lisa O’Dell Rapuano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 483,778
	8.	Shared voting power 831,771 (1)
	9.	Sole dispositive power 483,778
	10.	Shared dispositive power 831,771 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,315,549 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (2)
14.	Type of reporting person (see instructions) HC; IN

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund II (as defined below) that Ms. Rapuano may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, as a result of the Voting Agreement and the Novation Agreement (each, as defined below). Except to the extent that Ms. Rapuano may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ms. Rapuano that she is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.953% when rounded to three decimal places.

13D

CUSIP No. 522015106	Page 11 of 19 Pages

1.	Names of reporting persons. Pleiades Investment Partners—LA, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 522015106	Page 12 of 19 Pages

Introduction.

This Amendment No. 6 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (the “Mill Road Fund”), Mill Road Capital GP LLC, a Delaware limited liability company (the “Mill Road Fund GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “First Reporting Persons”) on October 29, 2012, as amended by the Amendment No. 1 on Schedule 13D filed by the First Reporting Persons on November 13, 2012, as amended and restated by the Amendment No. 2 on Schedule 13D filed by the First Reporting Persons, Lane Five Partners LP, a Delaware limited partnership (the “Lane Five Fund”), Lane Five Partners GP LLC, a Delaware limited liability company (the “Lane Five Fund GP”), Lane Five Capital Management LP, a Delaware limited partnership (the “Lane Five Advisor”), Lane Five Capital Management, LLC, a Maryland limited liability company (the “Lane Five Advisor GP”), Lisa O’Dell Rapuano and Pleiades Investment Partners—LA, L.P., a Delaware limited partnership (the “Pleiades Fund” and, together with the other persons identified as having filed such Amendment No. 2, the “Second Reporting Persons”) on November 19, 2012, as amended by the Amendment No. 3 on Schedule 13D filed by the Second Reporting Persons on February 5, 2013, as amended by the Amendment No. 4 on Schedule 13D filed by the Second Reporting Persons on March 12, 2013, and as amended by the Amendment No. 5 on Schedule 13D filed by the Second Reporting Persons, Mill Road Capital II, L.P., a Delaware limited partnership (the “Mill Road Fund II”), and Mill Road Capital II GP LLC, a Delaware limited liability company (the “Mill Road Fund II GP”), on March 21, 2013 (such filing, as so amended and as amended and restated herein, the “Schedule 13D”), further amends the Schedule 13D as set forth below.

This Schedule 13D refers to (i) the Mill Road Fund II and the Mill Road Fund II GP, collectively, as the “Mill Road Fund Entities,” (ii) the Mill Road Fund Entities and Messrs. Lynch and Scharfman, collectively, as the “Mill Road Reporting Persons,” (iii) the Lane Five Fund, the Lane Five Fund GP, the Lane Five Advisor, the Lane Five Advisor GP and Ms. Rapuano, collectively, as the “Lane Five Reporting Persons,” (iv) the Mill Road Reporting Persons and the Lane Five Reporting Persons, collectively, as the “Reporting Persons,” and (v) the Reporting Persons and the Pleiades Fund, collectively, as the “Extended Reporting Persons.”

1.	The disclosure contained in Item 2 of the Schedule 13D under the heading “Mill Road Reporting Persons and the other Mill Road Fund Entities” is hereby amended and restated in its entirety as follows:

‘Mill Road Reporting Persons.

(a) The names of Mill Road Reporting Persons are Mill Road Capital II, L.P., Mill Road Capital II GP LLC, Thomas E. Lynch, and Scott P. Scharfman. The Mill Road Fund II GP is the sole general partner of the Mill Road Fund II. Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the Mill Road Fund II GP and, in this capacity, are referred to in this Schedule 13D as the “Mill Road Managers.”

CUSIP No. 522015106	Page 13 of 19 Pages

(b) The business address of each of the Mill Road Managers, and the address of the principal business and the principal office of each of the Mill Road Fund Entities, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the Mill Road Fund II GP is acting as the sole general partner of the Mill Road Fund II. The principal business of the Mill Road Fund II is investing in securities. The present principal occupation or employment of each Mill Road Manager is as a management committee director of the Mill Road Fund II GP, the Mill Road Fund GP and Mill Road Capital Management LLC, a Delaware limited liability company, which provides advisory and administrative services to the Mill Road Fund Entities, the Mill Road Fund and the Mill Road Fund GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Mill Road Fund Entities and the Mill Road Managers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Mill Road Fund Entities and the Mill Road Managers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of the Mill Road Fund Entities is organized under the laws of the state of Delaware. Each Mill Road Manager is a citizen of the United States.

2.	The disclosure contained in Item 2 of the Schedule 13D under the heading “Pleiades Entities” is hereby deleted in its entirety.

3.	Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘Item 3.	Source and Amount of Funds or Other Consideration

The disclosures required by Item 3 of Schedule 13D under the Exchange Act for the Reporting Persons are set forth below.

Mill Road Reporting Persons.

On March 19, 2013 (the “Transfer Date”), the Mill Road Fund II acquired beneficial ownership of an aggregate of 831,771 shares of Common Stock for $2,911,198.50 using working capital from the Mill Road Fund II.

Lane Five Reporting Persons.

The Lane Five Fund acquired beneficial ownership of an aggregate of 483,778 shares of Common Stock for $4,113,882 using working capital from the Lane Five Fund. These shares of Common Stock include 157,542 shares acquired from the Pleiades Fund on May 8, 2013 (the “Pleiades Transfer Date”) at a purchase price of $3.85 per share.

CUSIP No. 522015106	Page 14 of 19 Pages

Voting Agreement and the Novation Agreement.

On November 9, 2012, the Mill Road Fund, the Lane Five Fund, the Lane Five Advisor and the Pleiades Fund entered into the Voting Agreement (the “Voting Agreement”), which is attached hereto as Exhibit 5 and described in Item 6 of this Schedule 13D. On March 18, 2013, the Mill Road Fund II, the Mill Road Fund, the Lane Five Fund, the Lane Five Advisor, and the Pleiades Fund entered into a Novation Agreement (the “Novation Agreement”), which is attached hereto as Exhibit 6 and described in Item 6 of this Schedule 13D, for purposes of effecting the novation of the Voting Agreement, effective as of the Transfer Date, to substitute the Mill Road Fund II in place of the Mill Road Fund for all purposes of the Voting Agreement. As described in Item 5 of this Schedule 13D, as a result of the Voting Agreement and the Novation Agreement, (i) the Mill Road Reporting Persons may be deemed to have acquired beneficial ownership of the aggregate of 483,778 shares of Common Stock directly held by the Lane Five Fund, and (ii) the Lane Five Reporting Persons may be deemed to have acquired beneficial ownership of the 831,771 shares of Common Stock directly held by the Mill Road Fund II. No Reporting Person paid any cash consideration in connection with the execution and delivery of the Voting Agreement or the Novation Agreement, and thus no funds were used for such purpose.’

4.	Item 4 of the Schedule 13D is hereby amended by adding the following paragraph after its fifth paragraph:

‘On the Pleiades Transfer Date, the Pleiades Fund transferred all of the shares of Common Stock held by it to the Lane Five Fund.’

5.	Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘Item 5.	Interest in Securities of the Issuer

The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,217,484 shares of Common Stock issued and outstanding as of May 3, 2013, as reported in the quarterly report on Form 10-Q filed by the Issuer on May 9, 2013. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of May 10, 2013, unless otherwise indicated.

The disclosures required by paragraphs (a) and (b) of Item 5 of Schedule 13D under the Exchange Act for the Extended Reporting Persons are set forth below.

Mill Road Reporting Persons.

(a, b) The cover page to this Schedule 13D for each of the Mill Road Reporting Persons is incorporated by reference in its entirety into these paragraphs (a, b) of this Item 5.

The Mill Road Fund II directly holds, and thus has sole voting and dispositive power over, 831,771 shares of Common Stock. The Mill Road Fund II GP, as sole general partner of the Mill Road Fund II, also has sole authority to vote (or direct the vote of),

CUSIP No. 522015106	Page 15 of 19 Pages

and to dispose (or direct the disposal) of, these shares of Common Stock, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Mill Road Fund II and the Mill Road Fund II GP. None of Messrs. Goldman or Jacobs has beneficial ownership of any shares of Common Stock.

As a result of the Voting Agreement and the Novation Agreement, each of the Mill Road Reporting Persons may be deemed to have the shared power to vote (or direct the vote of), or to dispose (or direct the disposal) of, the 483,778 shares of Common Stock directly held by the Lane Five Fund. Except to the extent that any Mill Road Reporting Person may be so deemed to have beneficial ownership of these 483,778 shares of Common Stock, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Mill Road Reporting Person that such Mill Road Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Sections 13(d) or 16 of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Accordingly, each of the Mill Road Reporting Persons may be deemed to beneficially own an aggregate of 1,315,549 shares of Common Stock, or approximately 10.0% (9.953% rounded to three decimal places) of the outstanding shares of Common Stock, and the Mill Road Reporting Persons may be deemed to beneficially own, in the aggregate, 1,315,549 shares of Common Stock, or approximately 10.0% (9.953% rounded to three decimal places) of the outstanding shares of Common Stock.

Lane Five Reporting Persons.

(a, b) The cover page to this Schedule 13D for each Lane Five Reporting Person is incorporated by reference in its entirety into these paragraphs (a, b) of this Item 5.

The Lane Five Fund directly holds, and thus has sole voting and dispositive power over, 483,778 shares of Common Stock. The Lane Five Fund GP, as sole general partner of the Lane Five Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock. Pursuant to a management contract with the Lane Five Fund, the Lane Five Advisor has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these 483,778 shares of Common Stock. The Lane Five Advisor GP, as sole general partner of the Lane Five Advisor, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, the shares of Common Stock beneficially owned by the Lane Five Advisor. Ms. Rapuano, as a managing member of the Lane Five Fund GP, has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, the shares of Common Stock beneficially owned by the Lane Five Fund GP, and, as a managing member of the Lane Five Advisor GP, has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, the shares of Common Stock beneficially owned by the Lane Five Advisor GP.

As a result of the Voting Agreement and the Novation Agreement, each of the Lane Five Reporting Persons may be deemed to have beneficial ownership of the 831,771 shares of

CUSIP No. 522015106	Page 16 of 19 Pages

Common Stock directly held by the Mill Road Fund II. Except to the extent that any Lane Five Reporting Person may be so deemed to have beneficial ownership of these 831,771 shares of Common Stock, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Lane Five Reporting Person that such Lane Five Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Sections 13(d) or 16 of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Accordingly, each of the Lane Five Reporting Persons may be deemed to beneficially own an aggregate of 1,315,549 shares of Common Stock, or approximately 10.0% (9.953% rounded to three decimal places) of the outstanding shares of Common Stock, and the Lane Five Reporting Persons may be deemed to beneficially own, in the aggregate, 1,315,549 shares of Common Stock, or approximately 10.0% (9.953% rounded to three decimal places) of the outstanding shares of Common Stock.

The Pleiades Entities.

(a, b) The cover page to this Schedule 13D for the Pleiades Fund is incorporated by reference in its entirety into these paragraphs (a, b) of this Item 5. The Pleiades Fund does not have beneficial ownership of any shares of Common Stock.

The Reporting Persons.

(a, b) Accordingly, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,315,549 shares of Common Stock, or approximately 10.0% (9.953% rounded to three decimal places) of the outstanding shares of Common Stock.

*            *             *

The disclosures required by paragraphs (c), (d) and (e) of Item 5 of Schedule 13D under the Exchange Act for all of the Extended Reporting Persons are set forth below.

(c) On the Pleiades Transfer Date, the Lane Five Fund acquired 157,542 shares of Common Stock from the Pleiades Fund for a cash price per share of $3.85 (which does not include any brokerage commissions or other transaction costs). No Extended Reporting Person effected any other transaction in the shares of Common Stock from March 22, 2013 (the day after the filing of Amendment No. 5 to this Schedule 13D) to May 10, 2013.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Common Stock.

(e) On the Pleiades Transfer Date, the Pleiades Fund ceased to be the beneficial owner of any shares of Common Stock.’

6.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 522015106	Page 17 of 19 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 10, 2013

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in fact

CUSIP No. 522015106	Page 18 of 19 Pages

LANE FIVE PARTNERS LP

By:	Lane Five Partners GP LLC,
its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE PARTNERS GP LLC

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE CAPITAL MANAGEMENT LP

By:	Lane Five Capital Management, LLC
its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE CAPITAL MANAGEMENT, LLC

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LISA O’DELL RAPUANO

/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano

CUSIP No. 522015106	Page 19 of 19 Pages

PLEIADES INVESTMENT PARTNERS—LA, L.P.

By:	Lane Five Capital Management LP
its attorney-in-fact

By:	Lane Five Capital Management, LLC
its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member